FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 7, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item:

1.	Resolution Notice of 2008 Annual General Shareholders’ Meeting, dated July 7, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 7, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

AU OPTRONICS CORP.

Resolution Notice
Of
2008 Annual General Shareholders’ Meeting

Time and date of the Meeting: June 19, 2008 at 9:30 A.M. (Local time)
Venue of the Meeting: No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.
Total shares represented by shareholders present: 6,594,036,069 shares
Percentage of shares held by shareholders present: 83.80% of total outstanding shares

Resolution Notice

Dear Shareholders:

We are pleased to inform you that the following items were approved or acted as proposed at our 2008 Annual General Shareholders’ Meeting held on June 19, 2008.

(1)   To accept 2007 Business Report and Financial Statements (proposed by the Board of Directors)

Explanation:
-
The 2007 Financial Statements, including Balance Sheet, Statement of Income, Statement of Changes in Stockholders' Equity, and Statement of Cash Flows, were audited by independent auditors, Mei-Yu Tseng and Chung-Hwa Wei, of KPMG, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountant, and auditing standards generally accepted in the Republic of China. In their opinion, the 2007 Financial Statements present fairly, in all material respects, the financial position and the results of the operations and the cash flows, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Act, and accounting principles generally accepted in the Republic of China.

-	The 2007 Business Report and Financial Statements have been reviewed by the Audit Committee.
-	For 2007 Business Report, Audit Committee’s Report, and Financial Statements thereto, please refer to Attachment 1, 2 and 3 (page 5-13).

Resolution: Approved without dissent upon inquiry by the chair.

(2)	To accept the proposal for the distribution of 2007 profits (proposed by the Board of Directors)

Explanation:
-	The proposed distributions are allocated from 2007 earnings available for distribution. For the 2007 earnings distribution statement, please refer to Attachment 4 (page 14)
-
The total amount of common shares outstanding may change and the ultimate cash and stock to be distributed to each common share may need to be adjusted accordingly should the Company subsequently issue new common shares as a result of the exercise of employee stock options or the conversion of convertible bonds. It is proposed that the Chairman of Board of Directors of the Company be authorized to adjust the cash and stock to be distributed to each common share based on the total amount resolved to be distributed, and the number of actual common shares outstanding on the record date for the distribution.

Resolution: Approved without dissent upon inquiry by the chair.

(3)	To approve the proposal for the capitalization of 2007 stock dividends and employee stock bonus (proposed by the Board of Directors)

Explanation:
-	For the purpose of production capacity expansion, it is proposed that a total of NTD 6,371,362,900 (representing 637,136,290 common shares) from AUO’s retained earnings be capitalized and of which NTD 3,934,115,420 is allocated for shareholder stock dividend and NTD 2,437,247,480 for employee stock bonus.

-
The capitalization plan will take effect upon the approval of related authorities. The stock dividend distribution will be based on the list of shareholders registered as of the record date of stock dividend. Each shareholder will be entitled to receive 50 common shares for every 1,000 common shares. If a portion of the dividend does not amount to one full share, the shareholders concerned may pool together their fractional shares to form one full share and register the same within 5 days from the record date. For the fractional shares which cannot be pooled, the distribution will be made in the form of cash rounded down to the nearest dollar amount calculated at par value. Such fractional shares will be designated for subscription at face value by AUO Employee Welfare Commission. AUO’s Chairman is authorized to decide the allocation of employee stock bonus.

-
As of April 21, 2008 (the first day of book-close period for the Meeting), the number of exercisable shares of employees' stock options that AUO granted is approximately 3,352,877 shares. In accordance with AUO's Employee Stock Options Plans, AUO has to adjust upwards the number of outstanding employees' stock options in proportion to the proposed capital increase. It is estimated that the number of such additional employees' stock options is approximately 271,501 shares. Since the additional employees' stock options are issued in proportion to the increase of capital, it shall not cause any material impact to shareholders' interest. There are sufficient common shares reserved in the Articles of Incorporation for granting the aforesaid employees' stock options.

-	The rights and obligations of the new common shares are the same as existing ones.
-
The production capacity expansion plan concerned will be completed by end of 2009, which is expected to result in the increase of AUO’s total production volume by approximately 2,740 thousand pieces from 2008 to 2012. The Board of Directors is authorized to determine or amend all the matters related to the production capacity expansion plan concerned, including but not limited to the use of proceeds and the schedule and estimated effect, as required by the competent authority or the market conditions.

-	The Board of Directors is authorized to determine the record date of stock dividend after the capitalization plan receives approval from the governmental authority in charge.

Resolution: Approved without dissent upon inquiry by the chair.

(4)	To approve the proposal for the revisions to the “Rules for the Election of Directors and Supervisors” (proposed by the Board of Directors)

Explanation:
-	It is proposed to revise the “Rules for the Election of Directors and Supervisors” to accommodate the establishment of Audit Committee.
-	A comparison table for the “Rules for the Election of Directors and Supervisors” before and after amendments is attached hereto as attachment 5 (page 15-16).

Resolution: Approved without dissent upon inquiry by the chair.

(5)	To approve the proposal for releasing the Directors from non-competition restrictions (proposed by the Board of Directors)

Explanation:
-	According to Article 209 of the Company Law, any Director conducting business for himself/herself or on another's behalf and the scope of the business coincides with the

Company's business scope shall explain at the Shareholders’ Meeting the essential contents of such conduct, and obtain approval from shareholders in the Meeting.

-	It is proposed to release the directors from non-competition restrictions as below.

Director	Competitive conduct to be released
Kuen-Yao (KY) Lee	Director of BenQ Corporation and AU Optronics (L) Corp.
Hsuan Bin (HB) Chen	Director of AU Optronics (L) Corp.
Hui Hsiung	Dirtector of Qisda Corporation, Qisda Electronics Corporation, Qisda Sdn. Bhd., Qisda Czech s.r.o. and Qisda Japan Co., Ltd.
Ko-Yung (Eric) Yu - representative of Qisda Corporation	Director of Daxon Technology Inc., Daxon Technology (Suzhou) Co. Ltd., Qisda Electronics (Suzhou) Co., Ltd.
Ching-Shih Han - representative of China Development Industrial Bank	Director of Cando Corporation
Tze-Kaing Yang - independent director	Director of Vanguard International Semiconductor Co. and Independent Director of ASROCK Incorporation

Resolution: Approved without dissent upon inquiry by the chair.

Truly yours,

Kuen-Yao (K.Y.) Lee
Chairman

Attachment 1:

2007 Business Report

2007 was a dynamic year for AUO in many respects. The company fully captured growing potentials of the TFT-LCD industry. Coupled with last year’s merger with Quanta Display, the critical change process fueled the momentum of our internal growth and was a key contributor to our success. We delivered record shipment, revenue, and profit in fiscal 2007, which resulted in revenues of NT$480.2 billion, reflecting a significant year over year increase of 64%. Net income reached NT$56.4 billion translated to basic earnings per share of NT$7.22, a record high since AUO’s inception 12 years before. Operation benchmarks for production scale, customer profile, operation efficiency, and shareholder’s return all indicate AUO’s dominant position as the industry’s forerunner. Here, we would like to take this opportunity to express our gratitude to each of our customers, shareholders, and our AUO team members for their dedication and support over the years.

Some critically important changes in the TFT-LCD industry for 2007 were:
1.
Small-medium sized applications experienced robust growth. Mobile phone and DSC applications demanded for improved larger panel size, wide screen, and high resolution. In addition, digital photo frames and low-cost notebook PC applications experienced vital growth. New emerging applications continued being introduced into the market caused small- and medium- sized panels to face market supply shortage once again.

2.
IT production line (desktop monitor and notebook PC display) trend towards larger sizes, wide screen, multi-functional, and consumer electronics. With increasing demand to deliver products that are environmental green, energy conservation, and ultra-thin-light designs, notebook PC applications are adapting more and more to utilizing LED backlight platform technology, which will be the trend going forward.

3.
LCD TV demand has increased momentum and grown substantially, from a 24% penetration in 2006 to 38% this year and is anticipated to reach above 51% by 2008. AUO will continue to concentrate on the technical research and product development for large sized LCD TV applications.

4.
Touch panel applications have flourished tremendously. Its anticipated growth has been captured by AUO’s breakthrough on in-cell multi-touch panel technologies. With the new fiscal year, the demand for touch panels is expected to experience vigorous growth and in turn enhance its product value.

Looking forward to the new prospects and challenges, AUO team is in preparation for any anticipated risks. Three major focus areas deserves interest:

1.	Continuously optimizing the finer details of our operation thereby strengthening AUO’s competitive edge in the TFT-LCD industry.
2.	Continued progress in Global Warming awareness and social responsibility contributions.
3.
We anticipate potentially volatile world economic changes, brought on by the likes of; sub-prime crisis, European Union’s new trade policies, exchange rate risks, Beijing Olympics, industry alliance in Japan and Korea, and changes in market sentiment, which all can potentially impact the TFT-LCD industry dramatically. AUO is poised for taking advantage and control risk management for sudden market transitions.

AUO’s strategies in the face of the challenges ahead are as follows:

1.	Well Placed Growth Capital Expenditures
Large-sized panel for LCD TV application remains to be strong, so we expect to continuously expand on our 7.5G and 8.5G panel fabrication capacity to quench our customer’s increasing demands.
2.	Technology R&D and Manufacturing Expansions
Demand for consumer electronics application panels have progressively increased so that panel technological development platform and building a closer working relationship with our customer’s manufacturing bases are critical aspects to focus on.
3.	Intensify Vertical Integration
Vertical integration is strategically critical for competing in the TFT-LCD industry. Based on our well-established foundation, we will continue our initiatives in broadening the scope as well as gaining depth in our upstream supply chain.
4.	All Rounded Innovations
Focus our resources on personnel training, organizational innovation, flexible business model, global delivery capability, global services. All the above will be fully integrated in our business model.

    AUO blueprint is top priority in our operation team for our mid to long-term development and strategy. This February AUO initiated AUO Green Solution pushing for advanced research and development, purchasing, production, operations, customer services, recycle, and personnel’s on-hand participation in our green plan strategy. This reflects AUO’s concern for the better of our environment, integrated directly into our operation model. This newly introduced strategy, AUO Green Solutions, reflects our deep-rooted social consciousness as a company and as a responsible member of our community. In the end, it is not only an advantage to our customers, but also directly to our end product users.

We would like to again thank all of our shareholders, the AUO team members and their family members for their long-term dedication and support. Our continuous commitment to our shareholders and fellow AUO team members will withstand time.

KY Lee, Chairman

HB Chen, CEO

LJ Chen, President and COO

Max, Cheng, CFO

Attachment 2:

Audit Committee’s Report

The Board of Directors has prepared the Company’s Business Report, Financial Statements, and Earnings Distribution Statement for the year of 2007. Mei-Yu Tseng and Chung-Hwa Wei, Certified Public Accountant of KPMG, have audited the Financial Statements and issued an opinion. The 2007 Business Report, Financial Statements, and Earnings Distribution Statement have been reviewed and determined to be correct and accurate by the Audit Committee of AU Optronics Corp. I, as the Chairman of the Audit Committee, hereby submit this report according to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law.

AU Optronics Corp.

Chairman of the Audit Committee:

Vivien Huey-Juan Hsieh

April 29, 2008

Attachment 3:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the balance sheets of AU Optronics Corp. (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants.” Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with the Guideline Governing the Preparation of Financial Reports, Business Accounting Law, Regulation on Business Accounting Handling, and Accounting Principles Generally Accepted in the Republic of China by Securities Issuers.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years ended December 31, 2007 and 2006, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)
March 3, 2008

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Balance Sheets
December 31, 2006 and 2007
(Expressed in thousands of New Taiwan dollars)

	2007	2006
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	80,531,819	41,041,557
Notes and accounts receivable, net	70,603,740	46,992,982
Receivables from related parties	5,612,715	11,286,255
Other current financial assets	535,011	1,017,490
Inventories, net	32,317,100	37,168,055
Prepayments and other current assets	4,386,878	1,937,187
Deferred tax assets	6,955,785	2,669,232
Financial assets measured at fair value—current	151,590	28,756
Available for sale financial assets—current	1,347,131	1,841,663
Total current assets	202,441,769	143,983,177
Long-term investments:
Equity-method investments	31,070,469	23,617,842
Financial assets measured at fair value—noncurrent	24,452	3,101
Hedging derivative financial assets—noncurrent	274,772	71
Total long-term investments	31,369,693	23,621,014
Property, plant and equipment:
Land	6,273,615	6,273,615
Buildings	54,552,892	53,986,935
Machinery and equipment	431,145,340	392,989,948
Other equipment	16,743,773	13,705,439
	508,715,620	466,955,937
Less: accumulated depreciation	(201,271,349)	(133,189,203)
Construction in progress	7,928,032	3,182,163
Prepayments for purchases of land and equipment	7,173,343	18,438,903
Net property, plant and equipment	322,545,646	355,387,800
Intangible assets:
Technology related fees	2,822,729	2,485,374
Goodwill	14,020,962	14,288,008
Core Technology	2,144,158	3,369,392
	18,987,849	20,142,774
Other assets:
Idle assets, net	1,842,099	1,776,756
Refundable deposits	30,395	245,037
Deferred charges and others	1,687,808	2,459,633
Deferred tax assets	247,464	2,428,062
Restricted cash in bank	33,500	43,200
Long-term prepayments for materials	2,448,174	3,999,383
Prepaid pension	167,123	70,602
Total other assets	6,456,563	11,022,673
Total Assets	581,801,520	554,157,438

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Balance Sheets (continued)
December 31, 2006 and 2007
(Expressed in thousands of New Taiwan dollars)

	2007	2006
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	48,861,181	37,120,245
Payables to related parties	48,219,645	34,886,477
Accrued expenses and other current liabilities	20,497,920	12,611,410
Financial liabilities measured at fair value—current	318,875	535,388
Equipment and construction in progress payable	13,397,378	29,157,160
Current installments of long-term liabilities	26,119,299	26,973,494
Current installments of bonds	5,342,890	10,818,265
Total current liabilities	162,757,188	152,102,439
Long-term liabilities:
Financial liabilities measured at fair value—noncurrent	-	4,635
Bonds payable, excluding current installments	13,500,000	16,000,000
Covertible bonds payable, excluding current installments	8,845,355	11,559,907
Long-term borrowings, excluding current installments	104,830,233	143,421,434
Hedging derivative financial liabilities—noncurrent	81,667	322,690
Total long-term liabilities	127,257,255	171,308,666
Other liabilities	8,112	12,029
Total liabilities	290,022,555	323,423,134
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	78,177,055	75,734,028
Capital in advance	474,951	-
Capital surplus	113,808,167	110,679,508
Retained earnings:
Legal reserve	7,437,591	6,527,244
Special reserve	-	201,809
Unappropriated retained earnings	89,092,396	37,262,566
	96,529,987	43,991,619
Cumulative translation adjustment	1,050,051	305,857
Unrealized gain on financial instrument	1,738,754	27,182
Deferred compensation cost	-	(3,890)
	2,788,805	329,149
Total stockholders’ equity	291,778,965	230,734,304
Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	581,801,520	554,157,438

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Statement of Income
Years ended December 31, 2006 and 2007
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2007	2006
	NT$	NT$

Net sales	479,726,574	293,028,061
Cost of goods sold	398,557,022	265,676,687
Gross profit	81,169,552	27,351,374
Operating expenses:
Selling	10,826,976	6,351,810
General and administrative	3,432,746	3,113,829
Research and development	5,796,098	4,717,800
	20,055,820	14,183,439
Operating income	61,113,732	13,167,935
Non-operating income and gains:
Interest income	1,613,630	1,084,706
Investment gain recognized by equity method investment, net	1,110,293	-
Gain on valuation of financial instruments	1,321,969	-
Foreign currency exchange gain, net	-	512,261
Other income	759,162	360,471
	4,805,054	1,957,438
Non-operating expenses and losses:
Interest expense	5,199,177	2,924,452
Foreign currency exchange loss, net	1,471,342	-
Investment loss recognized by equity method investment, net	-	974,086
Asset impairment loss	136,001	268,984
Loss on valuation of financial asset	-	610,629
Other loss	872,388	228,188
	7,678,908	5,006,339
Income before income tax	58,239,878	10,119,034
Income tax expense	1,822,112	976,576
Net income before cumulative effect of changes in accounting principles	56,417,766	9,142,458
Cumulative effect of changes in accounting principles	(-)	(38,986)
Net income	56,417,766	9,103,472
Attributable to:
Equity holders of the parent company
Minority interest
Net income
Earnings per common share:
Basic earnings per common share	7.22	1.41
Diluted earnings per common share	6.86	1.31
Basic earnings per common share － retroactively adjusted	-	1.37
Diluted earnings per common share － retroactively adjusted	-	1.27

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Statements of Stockholders' Equity
Years ended December 31, 2006 and 2007
(Expressed in thousands of New Taiwan dollars)

				Retained Earnings
	Common stock	Capital in advance	Capital surplus	Legal reserve	Special reserve	Unappropriated earnings	Cumulative translation adjustment	Unrealized gain or loss on financial instrument	Deferred compensation cost	Total

Balance at December 31, 2006	58,305,471	-	57,664,144	4,964,545	201,809	34,507,005	59,213	-	-	155,702,187
Appropriation for legal reserve	-	-	-	1,562,699	-	(1,562,699)	-	-	-	-
Cash dividends	-	-	-	-	-	(1,749,164)	-	-	-	(1,749,164)
Issuance of shareholders stock dividends	1,749,164	-	-	-	-	(1,749,164)	-	-	-	-
Issuance of employee stock bonus	886,051	-	-	-	-	(886,051)	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(379,736)	-	-	-	(379,736)
Directors’ and supervisors’ remuneration	-	-	-	-	-	(21,097)	-	-	-	(21,097)
Issuance of new shares for merger	14,791,100	-	52,957,471	-	-	-	-	-	-	67,748,571
Employee stock options assumed from merger with QDI	-	-	79,952	-	-	-	-	-	(6,570)	73,382
Deferred compensation cost	-	-	-	-	-	-	-	-	2,680	2,680
Issuance of stock from exercising stock options	2,242	-	6,390	-	-	-	-	-	-	8,632
Effect of disproportionate participation in investee’s capital increase and unrealized gain or loss on financial instrument	-	-	(28,449)	-	-	-	-	11,912	-	(16,537)
Net income for 2006	-	-	-	-	-	9,103,472	-	-	-	9,103,472
Unrealized gain on available for sale financial assets	-	-	-	-	-	-	-	255,159	-	255,159
Unrealized loss on cash flow hedges	-	-	-	-	-	-		(239,889)	-	(239,889)
Cumulative translation adjustment	-	-	-	-	-	-	246,644	-	-	246,644
Balance at December 31, 2006	75,734,028	-	110,679,508	6,527,244	201,809	37,262,566	305,857	27,182	(3,890)	230,734,304
Appropriation for legal reserve	-	-	-	910,347	-	(910,347)	-	-	-	-
Cash dividends	-	-	-	-	-	(1,514,793)	-	-	-	(1,514,793)
Issuance of shareholders stock dividends	1,514,793	-	-	-	-	(1,514,793)	-	-	-	-
Issuance of employee stock bonus	573,519	-	-	-	-	(573,519)	-	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(245,793)	-	-	-	(245,793)
Directors’ and supervisors’ remuneration	-	-	-	-	-	(30,500)	-	-	-	(30,500)
Reversal of special reserve	-	-	-	-	(201,809)	201,809	-	-	-	-
Issuance of stock for conversion of bonds	341,037	460,668	2,901,626	-	-	-	-	-	-	3,703,331
Deferred compensation cost	-	-	-	-	-	-	-	-	3,890	3,890
Issuance of stock from exercising stock options	13,678	14,283	98,530	-	-	-	-	-	-	126,491
Effect of disproportionate participation in investee’s capital increase and unrealized gain or loss on financial instrument	-	-	128,503	-	-	-	-	1,608,877	-	1,737,380
Net income for 2007	-	-	-	-	-	56,417,766	-	-	-	56,417,766
Unrealized loss on available for sale financial assets	-	-	-	-	-	-	-	(293,777)	-	(293,777)
Unrealized gain on cash flow hedges	-	-	-	-	-	-	-	396,472	-	396,472
Cumulative translation adjustment	-	-	-	-	-	-	744,194	-	-	744,194
Balance at December 31, 2007	78,177,055	474,951	113,808,167	7,437,591	-	89,092,396	1,050,051	1,738,754	-	291,778,965

English Translation of Financial Statements Originally Issued in Chinese Statements of Cash Flows
Years ended December 31, 2006 and 2007
(Expressed in thousands of New Taiwan dollars)

	2007	2006
	NT$	NT$
Cash flows from operating activities:
Net income	56,417,766	9,103,472
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,706,495	49,548,668
Provision for inventory devaluation	(271,320)	2,956,725
Unrealized foreign currency exchange loss (gain), net	562,994	(393,310)
Provision for idle assets revaluation and others	136,001	268,984
Loss from disposal of property, plant and equipment	14,058	4,143
Amortization of premium for convertible bonds and commercial paper	(375,093)	(549,683)
Investment loss(gain) recognized by equity method, net	(1,110,293)	974,086
Loss(gain) on valuation of financial asset and cumulative effect of changes in accounting principles	(363,774)	712,993
Decrease(increase) in notes and accounts receivable (including related parties)	(17,112,026)	1,709,304
Decrease (increase) in inventories, net	5,122,275	(16,492,930)
Increase in deferred tax assets, net	(2,475,215)	(153,852)
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	(99,339)	1,363,060
Increase in notes and accounts payable (including related parties)	23,749,670	6,220,677
Increase in accrued expenses and other current liabilities	8,153,066	5,842,244
Increase in accrued pension liabilities	(96,521)	(87,790)
Net cash provided by operating activities	145,958,744	61,026,791
Cash flows from investing activities:
Acquisition of property, plant and equipment	(53,881,489)	(76,965,480)
Proceeds from disposal of property, plant and equipment	78,457	32,322
Purchase of long-term investments	(3,612,310)	(11,423,417))
Increase in intangible assets and deferred charges	(1,897,793)	(1,740,080)
Decrease in refundable deposits	214,642	51,016
Decrease(increase) in restricted cash in bank	9,700	(11,000)
Proceeds from return of investments in available for sale financial assets	200,755	-
Proceeds from acquisition of being mergered company	-	14,217,915
Net cash used in investing activities	(58,888,038)	(75,838,724)
Cash flows from financing activities:
Increase (decrease) in guarantee deposits	(2,114)	704
Increase in long-term borrowings and bonds payable	24,000,000	50,318,600
Proceeds from long-term borrowings and bonds payable	(70,096,115)	(16,772,480)
Cash dividends	(1,514,793)	(1,749,164)
Remuneration to directors and supervisors, and employees’ profit sharing	(276,293)	(400,833)
Proceeds from issuance of stock for employee stock options exercised	126,491	8,632
Net cash provided by (used in) financing activities	(47,762,824)	31,405,459
Effect of exchange rate change on cash	182,380	(219,185)
Net increase in cash and cash equivalents	39,490,262	16,374,341
Cash and cash equivalents at beginning of year	41,041,557	24,667,216
Cash and cash equivalents at end of year	80,531,819	41,041,557
Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	5,302,387	2,452,789
Cash paid for income taxes	751,624	1,232,844
Additions to property, plant and equipment:
Increase in property, plant and equipment	37,599,577	79,914,578
Decrease (increase) in equipment and construction in process payable	16,281,912	(2,949,098)
Cash paid	53,881,489	76,965,480
Supplementary disclosure of non-cash financing activities
Current installments of long-term liabilities	31,462,189	37,791,759
Issuance of common stock for bond conversion rights exercised	3,703,331	-
Cash acquired through merger:
Liability assumed from QDI		111,880,411
Goodwill acquired		(14,288,008)
Common stock issued for acquisition of QDI		67,764,472
Stock options assumed from QDI		73,383
Non-cash assets assumed from QDI		(151,212,343)
Cash acquired though merger		14,217,915

Attachment 4:
2007 Earnings Distribution Statement

                                                          Amount in NTD
Items	Amount
Net income, 2007	56,417,765,755
Less:
10% provisioned as legal reserve	5,641,776,576
2007 earnings available for distribution	50,775,989,179
Plus:
Un-appropriated retained earnings from previous years	32,674,629,303
Un-appropriated retained earnings up to Dec. 31, 2007	83,450,618,482
Earnings distribution items:
Remunerations for directors and supervisors (Note 1)	138,603,030
Profit sharing to employees in cash	1,624,831,654
Profit sharing to employees in stock	2,437,247,480
Stock dividends to common shareholders	3,934,115,420
Cash dividends to common shareholders (Note 2)	19,670,577,110
Total earnings distribution	27,805,374,694
Un-appropriated retained earnings after earnings distribution	55,645,243,788

Note:
1.	Allocated as 0.27% of 2007 earnings available for distribution.
2.
A list of shareholders as of the dividend record date will be entitled for cash dividends. Cash dividends will be paid per the number of shares held as of the record date, with calculations rounded down to the nearest one NTD.

Attachment 5:

Comparison Table for the Rules for the Election of Directors and Supervisors
before and after amendments

Before Amendment	After Amendment	Reason for Amendment
Rules for the Election of Directors and Supervisors Approved by the Shareholders' Meetings on April 17, 1997 Amended by the Shareholders' Meetings on May 21, 2002
Rules for the Election of Directors

Approved by the Shareholders' Meetings on April 17, 1997
Amended by the Shareholders' Meetings
on May 21, 2002
Amended by the Shareholders' Meetings
on June 19, 2008

To accommodate the establishment of Audit Committee and add the date of amendment
Article 1
Unless otherwise provided in applicable laws and regulations or the Articles of Incorporation of the Company, the Rules specified herein shall govern the election of the Company’s directors and supervisors.
	Article 1 Unless otherwise provided in applicable laws and regulations or the Articles of Incorporation of the Company, the Rules specified herein shall govern the election of the Company’s directors.	To accommodate the establishment of Audit Committee
Article 2 The Company’s Directors and Supervisors shall be elected at the Shareholders’ Meeting.	Article 2 The Company’s Directors shall be elected at the Shareholders’ Meeting.	To accommodate the establishment of Audit Committee
Article 3 The Company’s directors and supervisors should be elected through single-named cumulative voting.	Article 3 The Company’s directors should be elected through single-named cumulative voting.	To accommodate the establishment of Audit Committee
Article 4
In election of the Company’s Directors and Supervisors, each share is entitled to the voting rights equivalent to the number of directors and supervisors to be elected. The voting rights may be concentrated to one candidate or be allocated among several candidates.

Article 4
In election of the Company’s Directors, each share is entitled to the voting rights equivalent to the number of directors to be elected. The voting rights may be concentrated to one candidate or be allocated among several candidates. The independent and non-independent directors shall be elected at the same time, but votes received shall be ranked respectively to determine the Director-Elect.

To accommodate the establishment of Audit Committee and the amendment of law and regulation
Article 5
The candidates who receive the most votes for the position of Director or Supervisor shall win the election, and such number shall be in compliance with the number of positions for Director or Supervisor set forth in the Articles of Incorporation. If 2 or more candidates receive the same number of votes beyond a quota, the winner shall be determined through lot-drawing. The lot may be drawn by the chairman on behalf of the absentees.

Article 5
The candidates who receive the most votes for the position of Director shall win the election, and such number shall be in compliance with the number of positions for Director set forth in the Articles of Incorporation. If 2 or more candidates receive the same number of votes beyond a quota, the winner shall be determined through lot-drawing. The lot may be drawn by the chairman on behalf of the absentees.

To accommodate the establishment of Audit Committee

Article 6 A candidate shall choose to be elected as either Director or Supervisor.		To accommodate the establishment of Audit Committee
Article 7 ……………	Article 6 ……………	To revise the Article No.
Article 8 ……………	Article 7 ……………	To revise the Article No.
Article 9 ……………	Article 8 ……………	To revise the Article No.
Article 10 ……………	Article 9 ……………	To revise the Article No.
Article 11
A ballot shall be deemed void if such a ballot:
……………
5. Contains any words or marks other than those specified in Article 10;
6. Is not filled out in accordance with Article 10 or is filled incompletely; or
……………

Article 10
A ballot shall be deemed void if such a ballot:
……………
5. Contains any words or marks other than those specified in Article 9;
6. Is not filled out in accordance with Article 9 or is filled incompletely; or
……………

To revise the Article No.
Article 12 The ballots should be counted during the meeting right after the vote casting and the elected directors and supervisors should be announced by the Chairman at the meeting.	Article 11 The ballots should be counted during the meeting right after the vote casting and the elected directors should be announced by the Chairman at the meeting.	To revise the Article No. and to accommodate the establishment of Audit Committee
Article 13 ……………	Article 12 ……………	To revise the Article No.